

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 4631

December 7, 2015

<u>Via E-mail</u>
Laura K. Thompson
Chief Financial Officer
The Goodyear Tire & Rubber Company
200 Innovation Way
Akron, Ohio 44316

> **Re: Goodyear Tire & Rubber Co**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 17, 2015**
> **Form 8-K Filed February 17, 2015**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 13, 2015**
> **File No. 1-01927**

Dear Ms. Thompson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2014</u>

<u>Note 7. Business Segments, page 75</u>

1. We note from your website that you have specific websites for government tire sales and other national accounts. However, we did not note any disclosures regarding major customers in accordance with ASC 280-10-50-42. Please confirm to us that no one customer (e.g., the United States federal government or a national account customer) did not account for 10% or more of your net sales for any period presented.

Form 8-K Filed February 17, 2015

2. Please expand your presentation of total segment operating income and free cash flow from operations to present the most directly comparable US GAAP financial measure(s) with equal or greater prominence. Please refer to Instruction 2 to Item 2.02 of Form 8-K, Item 10(e)(1)(i)(a) of Regulation S-K, and Question 102.06 of our Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for guidance.

3. We note your presentation of free cash flow from operations, which adjusts the US GAAP measure, total cash flows from operating activities, by removing pension contributions and direct payments and rationalization payments. Please tell us how you determined the appropriateness of removing transactions that require cash settlement and how this presentation complies with Item 10(e)(1)(ii)(a) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 52

4. We note that you report the company's contributions to qualified defined contribution plans under "All Other Compensation." In future filings please disclose these contributions in accordance with Items 402(c)(2)(viii)(A) and (h) of Regulation S-K. Please refer to Instruction 2 to Item 402(c)(2)(ix) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791, or Craig E. Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction